Exhibit 99.1

Thomson Reuters Announces Voting Results for Election of Directors and Return of Capital Transaction

TORONTO, June 15, 2023 – Thomson Reuters (TSX/NYSE: TRI) today announced the voting results for the election of the company’s Board of Directors and for its proposed return of capital transaction at its annual and special meeting of shareholders held virtually yesterday.

All 14 nominees were elected to the Thomson Reuters Board of Directors, and each director elected will continue to hold office until Thomson Reuters’ next annual meeting of shareholders, or until the director resigns or a successor is elected or appointed. The voting results for directors were as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David Thomson	421,385,084	98.03%	8,451,576	1.97%
Steve Hasker	428,662,097	99.73%	1,174,562	0.27%
Kirk E. Arnold	428,225,758	99.63%	1,610,901	0.37%
David W. Binet	413,521,465	96.20%	16,315,195	3.80%
W. Edmund Clark, C.M.	415,604,216	96.69%	14,232,444	3.31%
LaVerne Council	429,495,797	99.92%	340,862	0.08%
Michael E. Daniels	423,270,471	98.47%	6,566,188	1.53%
Kirk Koenigsbauer	429,322,449	99.88%	514,210	0.12%
Deanna Oppenheimer	426,869,824	99.31%	2,966,835	0.69%
Simon Paris	428,399,133	99.67%	1,437,527	0.33%
Kim M. Rivera	429,516,474	99.93%	320,185	0.07%
Barry Salzberg	428,309,771	99.64%	1,526,888	0.36%
Peter J. Thomson	418,038,740	97.26%	11,797,920	2.74%
Beth Wilson	429,355,590	99.89%	481,069	0.11%

Further, shareholders approved a plan of arrangement to implement the company’s proposed return of capital transaction. A final report on voting results will be filed by the company with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission. The return of capital transaction consists of a distribution of US$4.67 in cash per common share (approximately US$2.2 billion in the aggregate) and a consolidation of the company’s outstanding common shares (or reverse stock split) on a basis that is proportional to the cash distribution.

For the other items of business at the annual and special meeting, shareholders re-appointed PricewaterhouseCoopers LLP as the company’s auditor and approved an advisory resolution on executive compensation. A final report on voting results has been filed with the Canadian securities regulatory authorities and furnished to the U.S. Securities and Exchange Commission.

Timeline/Next Steps

•

The plan of arrangement for the return of capital transaction is subject to final approval by the Ontario Superior Court of Justice (Commercial List) as well as the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE). The Court hearing for a final order to approve the plan of arrangement is scheduled to take place on June 16, 2023.

•	If those final approvals are received:

o	Thomson Reuters will determine the share consolidation ratio after 4:00 p.m. (Toronto time) on June 22, 2023 and issue a news release later that day with applicable information for shareholders;

o

The plan of arrangement will become effective at 3:01 a.m. (Toronto time) on June 23, 2023 and the post-consolidation shares are expected to begin trading on the TSX and NYSE under a new CUSIP when markets open that day;

o

As promptly as practicable after the transaction is effective, the company’s depositary for the transaction (Computershare Investor Services Inc.) will deliver cash distribution amounts to registered participating shareholders, subject to the terms and conditions of the transaction. The effects of the share consolidation will be reflected in the company’s share register. Beneficial or non-registered shareholders participating in the transaction will receive cash distributions from their bank, broker or other intermediary and the effects of the share consolidation will be recorded in their accounts; and

o

Eligible shareholders who duly exercised their right to opt out of the transaction will not receive the cash distribution and will continue to hold the same number of shares that they held prior to the effective time of the transaction. Opt-out deadlines passed earlier this week.

Further details of the proposed return of capital transaction are described in the company’s 2023 management proxy circular and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The return of capital documents were previously filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

CONTACTS

MEDIA Andrew Green Senior Director of Corporate Affairs +1 347 659 4857 andrew.green@tr.com	INVESTORS Gary Bisbee Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com